UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Rejuvine Life Sciences, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 9, 2023

Physical address of issuer
651 North Broad Street, Suite 201, Middletown, DE 19709

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,075,294.00	$4,205,052.00
Cash & Cash Equivalents	$14,169.00	$30,950.00
Accounts Receivable	$4,000,000.00	$4,000,000.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$3,910,000.00	$3,910,000.00
Revenues/Sales	$47,234.00	$4,230.00
Cost of Goods Sold	$21,121.00	$-5,076.00
Taxes Paid	$0.00	$17,277.00
Net Income	$- 115,455.00	$-205,500.00

April 14, 2025

FORM C-AR

Rejuvine Life Sciences, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Rejuvine Life Sciences, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://rejuvinelife.sppx.io and https://rejuvinelife.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Rejuvine Life Sciences, Inc. (the "Company") is a Delaware Corporation, formed on February 9, 2023.

The Company is located at 651 North Broad Street, Suite 201, Middletown, DE 19709.

The Company's website is https://rejuvinelife.sppx.io and https://rejuvinelife.com

The information available on or through our website is not a part of this Form C-AR.

The Business

Rejuvine Life Sciences Inc, is a pioneering research company committed to enhancing the quality of life through scientifically validated herbal formulations. Our focus lies in providing innovative solutions to health challenges, with a current product portfolio featuring Skordo Plus, Krewsano, and Ostasano.

RISK FACTORS

Risks Related to the Company's Business and Industry

Rejuvine Life Sciences Inc, is a research company committed to enhancing the quality of life through scientifically validated herbal formulations for a healthy lifestyle. In addition to our flagship product, Skordo Plus, which represents over six years of dedicated research and provides a groundbreaking nutraceutical solution for maintaining blood glucose levels and rejuvenating organs affected by diabetic treatments, we are excited to introduce two upcoming products in the final stages of R&D to market. Krewsano for Women's bone health and Ostasano for Women's blood health are designed to address specific wellness needs. With granted patents in the US and India, our innovative formulations, including these two new products, hold significant promise. As we continue our journey, it is essential to recognize and proactively address potential legal risks that may impact development, market entry, and overall success.

This document serves as an overview of the critical legal risk factors that demand proactive mitigation strategies for the sustained success of Rejuvine Life Sciences Inc

Intellectual Property and Legal Challenges:

Although our product holds granted patents, legal disputes or challenges from competitors regarding patent infringement may arise, impacting market exclusivity.

Regulatory Compliance and Approval:

Changes in regulatory requirements or failure to comply with existing regulations may result in delays in obtaining or maintaining product approvals.

Unforeseen regulatory challenges in different regions, could hinder market entry and sales.

Litigation Risks:

Legal actions, including product liability claims or allegations of adverse effects, may result in litigation, damage the brand's reputation, and lead to financial repercussions.

Ensuring that our products meet all safety standards and adheres to labelling requirements is crucial to mitigating litigation risks.

Contractual Agreements:

Challenges in negotiating and maintaining favourable contractual agreements with suppliers, manufacturers, distributors, and research collaborators may impact the product's supply chain and overall business operations.

Breaches of contractual obligations could lead to legal disputes and financial losses.

Compliance with Healthcare Laws:

Adherence to healthcare laws and regulations are critical to avoid legal consequences and reputational damage

Ensuring transparency and compliance in all business practices is essential.

Product Liability and Safety Concerns:

Legal consequences arising from unforeseen adverse effects, product liability claims, or failure to meet safety standards.

Implementation of stringent quality control measures and clear communication of potential risks are necessary to address safety concerns.

Anti-Competitive Practices:

Legal scrutiny regarding potential anti-competitive practices, such as exclusive agreements or predatory pricing, may impact the market position of our products.

Regular legal assessments to ensure compliances are essential.

Reputation Management:

Legal consequences arising from negative publicity, product recalls, or concerns about safety and efficacy impacting the brand's reputation.

Supply Chain and Manufacturing Legal Risks:

Legal implications associated with supply chain disruptions, environmental regulations, and adherence to manufacturing standards.

Changes in Healthcare Polices:

Legislative changes, especially in healthcare policies, may impact market accessibility, reimbursement rates, and pricing strategies

Continuous monitoring and adaptation to evolving healthcare regulations are necessary to mitigate legal risks.

Unforeseen Circumstances:

Damages arising from unforeseen events, like natural disasters or acts of God, are typically handled through force majeure clauses in contracts, providing relief when uncontrollable circumstances impact production or distribution.

Raw Material Shortages and Production Challenges:

A shortage in raw material supply can result in production and delivery-related challenges.

Understanding and addressing legal risks are imperative for the success of our products. Vigilance in protecting intellectual property, ensuring compliance with healthcare laws, and maintaining transparent business practices will contribute to navigating the legal landscape successfully. Legal counsel and periodic legal assessments will be crucial for identifying and mitigating potential legal challenges.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Rejuvine Life Sciences Inc, is a pioneering research company committed to enhancing the quality of life through scientifically validated herbal formulations. Our focus lies in providing innovative solutions to health challenges, with a current product portfolio featuring Skordo Plus, Krewsano, and Ostasano.

Business Plan

Market Expansion Plan:

Year1:
Target Markets: US, India & GCC.
Focus: Establish a strong presence, build brand recognition, and gain market share.
Sales Strategy: Online Platforms, and partnerships with healthcare distributors.

Year2:
Target Markets: South Africa & ASIAN countries.
Focus: Expand market reach, diversify distribution channels, and introduce new products.
Sales Strategy: Collaborate with local distributors, explore partnerships with health and wellness retailers.

Year3:
Target Markets: South and Central America & African countries.
Focus: Consolidate market presence, strengthen distributor relationships, and introduce additional products.
Sales Strategy: Leverage local market insights, invest in targeted marketing campaigns.

Rejuvine Life Sciences Inc. is poised to make a significant impact on global health and well-being through our innovative herbal formulations. With a strategic market expansion plan and commitment to continuous research, we aim to provide effective solutions while ensuring sustainable growth and profitability,

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Theenathayalan Parthasarathy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rejuvine Life Sciences Inc Founder July 2023- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Turva Innovations Founder September 2023- Present Turva Innovations Pte Ltd is an Al company that uses Machine Learning and Deep Learning techniques to make the standalone CCTV camera into a smart camera. Our technology converts the camera from just recording into a smart monitoring device, which gives alerts based on the instances. I take care of the tech development, strategies in terms of management and technology. SUN PHARMA Consultant May 2021 - May 2023 (2 years 1 month) Leben Care Technologies Pte Ltd Founder and CDO September 2016 - May 2021 (4 years 9 months) Singapore Develop artificial intelligence products and solutions that improve access and quality of diagnosis across areas of life sciences. Our vision is to be recognized as an innovative technology company with strong research orientation & focus on solving real world problems that have large social and economic impact. Glueck Tech Founder and COO March 2014 - February 2017 (3 years) Kuala Lumpur, Malaysia Developing the next generation solutions that transform Human Computer Interaction. Our Deep Machine Learning and Computer Vision technology enables machines to understand how human feels, who we are and how we perceive the environment around us. IT Consultant I T Consultant July 2008 - March 2014 (5 years 9 months) SurfGold Texhnologies Pvt. Ltd., Project Manager May 2007 - June 2008 (1 year 2 months) Bengaluru, Karnataka, India Matrix View Project Manager November 2004 - May 2007 (2 years 7 months) Shenton way, TUC Inc. Corp. Software Engineer September 1998 - December 2001 (3 years 4 months) Al Rajhi Industrial Group Software Engineer July 1996 - May 1998 (1 year 11 months) Riyadh, Saudi Arabia

Education

University of Madras Bachelor's degree, Business/Commerce, General • (1992 - 1996)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sudhir Agrawal

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Rejuvine Life Sciences Inc. Chief Financial Officer May 2023 - Present (1 year)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tacsation Chief Executive Officer November 2022 - Present (1 year 6 months) United States Company Incorporation Services in any part the world, on a single platform, digitally. Accounting / Book Keeping and Taxation. VC Funding assistance / advisory. Eeshaan Global Pte Ltd Chief Executive Officer September 2021 - Present (2 years 8 months) Singapore Clarion Analytics Pte Ltd Chief Executive Officer June 2022 - Present (1 year 11 months) singapore Eeshaan Global Innovations FZC Chief Executive Officer February 2020 - Present (4 years 3 months), Eeshaan FinTech Services Private Limited Founding Director April 2019 - Present (5 years 1 month) India Eeshaan Software Inc Chief Executive Officer April 2017 - Present (7 years 1 month) United States WonDRx I Digitizing Prescription was never this easy ! Director April

2016 - Present (8 years 1 month) Eeshaan Accounting Services Managing Director April 2001 - Present (23 years 1 month)

Education

NIIT Institute Postgraduate Degree, Computer Software Engineering • (June 1993 - September 1996) Osmania University Bachelor of Commerce - BCom

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class B Common Stock
Amount outstanding	5,000,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class C Common Stock
Amount outstanding	5,000,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Reserved for issuance to employees pursuant to the Company's ESOP

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock					

Ownership

A majority of the Company is owned by a few [people/entities]. Those [people/entities] are [list names].

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Theenathayalan Parthasarathy	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Highlights: Significant Health Impact: Skordo Plus targets the 38.4 million diabetics in the U.S., addressing a major health concern. Lucrative Market Entry: Enters the $50.1 billion U.S. herbal supplement market, tapping into the growing anti-diabetic sector valued at $33.54 billion. Focused Solutions: Specializes in diabetes management, with additional products for women's health and pain relief. Patent Protection: Holds U.S. and Indian patents for its unique anti-diabetic formulations. Scientific Validation: Commitment to scientifically validated, safe, and effective herbal products. Integrating Tradition with Science: Merges traditional herbal knowledge with modern scientific research. Global Presence: Operates in India, Singapore, and the U.S., addressing diverse international health needs. Robust R&D Investment: Dedicated to developing innovative herbal solutions through substantial R&D efforts.

Many of us at Rejuvine Life Sciences have a personal connection to diabetes, either through ourselves or our loved ones. This deepens our commitment to developing solutions that empower individuals with diabetes to take a more active role in managing their health. We understand the limitations and potential side effects of conventional treatments, driving the search for safer and more holistic solutions like Skordo Plus, Krewsano, and Ostasano. Our goal is to move beyond short-term fixes and provide long-term, sustainable support that fosters overall well-being and a healthier future for those living with diabetes.

Liquidity and Capital Resources

On the Company conducted an offering pursuant to and raised .

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Theenathayalan Parthasarathy
(Signature)

Theenathayalan Parthasarathy
(Name)

CEO & Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Rejuvine Life Sciences, Inc.
Income Statement - Provisional
For the period ended as of December 31, 2024

Net Sales	**47,234**
Less: Cost of Goods Sold	(21,121)
Gross Revenue	**26,113**
Operating Expenses	
Professional Services Expense	15,000
Research and Development Expense (New Formulation)	81,986
Amortization of Inventory	18,950
Travels & Accommodations Expense	9,250
General & Administrative Expense	4,562
Marketing expenses (Road shows)	8,620
Compliance Expenses	3,200
Less: Total Operating Expenses	**(141,568)**
Net Income (Loss)	**(115,455)**

Rejuvine Life Sciences, Inc.
Balance Sheet Statement (Unaudited)
As of December 31, 2024

ASSETS	
Current Assets	
Cash in Hand	14,169
Bank Account	00,016
Produced Inventory	32,540
Raw Materials Inventory	28,569
Total Current Assets	**75,294**
Non-Current Assets	
Note Receivable - Shareholder	4,000,000
Total Non-Current Assets	**4,000,000**
TOTAL ASSETS	**4,075,294**
LIABILITIES AND EQUITY	
Total Current Liabilities	**-**
Non-Current Liabilities	
Notes Payable	3,910,000
Total Non-Current Liabilities	**3,910,000**
TOTAL LIABILITIES	**3,910,000**
Equity	
Common Shares	-
Additional Paid-In Capital	240,588
Retained Earnings (Deficit)	(75,294)
TOTAL EQUITY	**165,294**
TOTAL LIABILITIES AND EQUITY	**4,075,294**

Rejuvine Life Sciences, Inc.

FINANCIAL STATEMENTS
(Unaudited)

As of December 31, 2023

Rejuvine Life Sciences, Inc.

Financial Statements

As of December 31, 2023

Index to Reviewed Financial Statements

Table of Contents	**Page**



CF Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

INDEPENDENT ACCOUNTANT REVIEW REPORT

March 18, 2024

The Board of Directors

Rejuvine Life Sciences, Inc.

65 I N. Broad St., Suite 201

Middletown DE 19709

We have reviewed the accompanying balance sheet of Rejuvine Life Sciences, Inc. (the company) as of As of December 31, 2023, and the related statement of income, statement of changes in owners' equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 5 the company has accumulated deficit that raises substantial doubt about the company's ability to continue as going concern. Management plans also discussed in note 5 and 4.

Amjad Abu Khamis
Mar. 18, 2024

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

Rejuvine Life Sciences, Inc.

Balance Sheet Statement (Unaudited)

As of December 31, 2023

ASSETS	2023
Current Assets	
Cash in Hand	28,950
Bank Account	2,000
Produced Inventory	94,750
Raw Materials Inventory	79,352
Total Current Assets	**205,052**
Non-Current Assets	
Note Receivable - Shareholder	4,000,000
Total Non-Current Assets	**4,000,000**
TOTAL ASSETS	**4,205,052**
LIABILITIES AND EQUITY	
Total Current Liabilities	**-**
Non-Current Liabilities	
Notes Payable	3,910,000
Total Non-Current Liabilities	**3,910,000**
TOTAL LIABILITIES	**3,910,000**
Equity	
Common Shares	-
Additional Paid-In Capital	500,552
Retained Earnings (Deficit)	(205,500)
TOTAL EQUITY	**295,052**
TOTAL LIABILITIES AND EQUITY	**4,205,052**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Income Statement (Unaudited)

For the period ended as of December 31, 2023

	2023
Net Sales	**9,306**
Less: Cost of Goods Sold	(5,076)
Gross Revenue	**4,230**
Operating Expenses	
Professional Services Expense	147,000
Research and Development Expense	10,975
Amortization of Inventory	18,950
Travels & Accommodations Expense	8,844
General & Administrative Expense	6,684
Tax Expense	17,277
Less: Total Operating Expenses	**(209,730)**
Net Income (Loss)	**(205,500)**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Statement of Changes in Equity (Unaudited)

For the period ended as of December 31, 2023

	Common Shares	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance as of February 9, 2023	-	-	-	-
Capital Contributions	-	500,552	-	500,552
Net Income (Loss)	-	-	(205,500)	295,052
Balance as of December 31, 2023	-	**500,552**	**(205,500)**	**295,052**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Statement of Cash Flow (Unaudited)

For the period ended as of December 31, 2023

OPERATING ACTIVITIES	2023
Net Income (Loss)	(205,500)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Change in Inventory (Raw Materials and Produced)	(174,102)
Net cash (Used) by operating activities	**(379,602)**
Cash (Used) by Investing Activities	
Intellectual Property	(4,000,000)
Net Cash (Used) by Investing Activities	**(4,000,000)**
Cash Provided by Financing Activities	
Notes Payable	3,910,000
Additional Paid-In Capital	500,552
Net Cash Provided by Financing Activities	**4,410,552**
NET CASH INCREASE (DECREASE) FOR PERIOD	**30,950**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**30,950**

The accompanying notes are an integral part of these financial statements

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

1. DESCRIPTION OF THE BUSINESS

Rejuvine Life Sciences, Inc. (the Company) was incorporated on February 9, 2023 in the state of Delaware. The company's mission is to deliver innovation that will help people to live healthier, longer lives and to expand the health span of human beings, enabling all of us to enjoy a higher quality of life in old age, and reducing the burden of age-related diseases.

At Rejuvine Life Sciences, we are proud to lead a company that is dedicated to developing and delivering scientifically validated herbal formulations that can help people overcome health challenges, improve their quality of life and recover from lifestyle disorders.

Our team of scientists and researchers are experts in the field of formulation development and pharmaceuticals, we're constantly working to develop new formulations that are backed by science, containing herbals, and have proven to be effective. We also have a strong focus on safety, and all of our products are manufactured in accordance with strict Good Manufacturing Practices (GMP) standards.

We are proud to offer a wide range of products for a variety of health conditions, including diabetes, women's health, and cardiovascular health. We also have a growing portfolio of products for general health and wellness.

Our products are available in India, Singapore, and the United States. We're committed to expanding our reach and making our products available to people all over the world

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

2.3. Cash

The Company deposits its cash with financial institutions that Management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated demand-deposit accounts.

2.4. Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

2.5. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer.

- Identify the performance obligations in the contract.

- Determine the transaction price.

- Allocate the transaction price to performance obligations in the contract, and

- Recognize revenue as the performance obligation is satisfied.

2.6. Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

3. **EQUITY**

The company is authorized to issue 50,000,000 shares of common shares at $0.0001 par value. The company has no common shares issued and outstanding as of December 31, 2023.

4. **SUBSEQUENT EVENTS**

The Company intends to initiate a Regulation A offering of its series membership interests in 2024.

Management has evaluated all subsequent events through December 31, 2023, the date the financial statement was available to be issued. There are no other material events requiring disclosure or adjustment to the financial statement. The Company intends to initiate a Regulation A offering of its series membership interests in 2024.

Management has evaluated all subsequent events through December 31, 2023, the date the financial statement was available to be issued. There are no other material events requiring disclosure or adjustment to the financial statement.

5. **GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of ($205,500) last year and negative cash flow from operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The shareholders are financing the operating activities of the company during the 2023 and 2024, and as discussed in note 4, the company intends to and have taken a serios steps to initiate a Regulation A offering of its series membership interests in 2024 and deploy such capital to produce profitable operating results.

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

6. INTELLECTUAL PROPERTY

On September 2023, the company signed multiple agreements with Daisy Technologies Pte. Limited to purchase the Intellectual Property Rights and all related assets to the Intellectual Property. The purchase occurred and the Intellectual Property Rights has been transferred into the company as per the signed agreement, for the total amount of $4,000,000.

The Company is the owner for the exclusive rights to use these Intellectual Property as intangible assets. As such, these assets do have an indefinite life. The Company reviews the currently held intangible assets on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working no impairment adjustment was considered necessary as of December 31, 2023.

7. NOTES PAYABLE

The company had a non-interest-bearing note for the purchase of the Intellectual Property Rights for the amount on $3,910,000 as of December 31, 2023. The company will settle the notes based on availability of cash and the company's ability to pay its debts.

8. INVENTORY

As per Accounting Standards Codification (ASC) Topic 330: Inventory, the company accounts for its inventory in FIFO method and the lower of its cost or Net Realizable value (NRV).

The company's inventory consists of an item of raw material such as garlic, Krewsano and Osrasano, for the amount of $79,352, which is recorded at its cost, and no impairment is required as it is lower than its NRV.

Also the company's inventory consists of Stock on produced Skordo Plus boxes which costs the company $113,700, the management decided to that the Net Realizable Value (NRV) of the finished inventory is less than the books cost, and decided to record and impairment of $18,950 at December 31, 2023.

Rejuvine Life Sciences, Inc.

Notes to the Financial Statements (Unaudited)

As of December 31, 2023

The following table illustrates the Produced inventory as of December 31, 2023:

Description	Amount
Raw Materials used in the production	$17,991
+ Direct Labor	$22,342
+ Overhead costs	$78,443
= Cost of products produced	$118,776
- Cost of Goods Sold	$5,076
= Cost of Inventory	$113,700
Net Realizable Value of Inventory	$94,750
Impairment of Produced Inventory	$18,950